COMMENTS RECEIVED ON AUGUST 11, 2020 & AUGUST 28, 2020

FROM CHAD ESKILDSEN & EDWARD BARTZ

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers Core Fund, Strategic Advisers Growth Fund, Strategic Advisers Value Fund, and Strategic Advisers Large Cap Fund

N-14 FILED ON AUGUST 4, 2020

N-14 Proxy Statement and Prospectus

1)

PROPOSALS 1, 2, and 3 – To Approve Agreements and Plans of Reorganization

C:

The Staff inquires if there will be any sales of the target funds’ holdings prior to or shortly before the merger to align those funds’ holdings with those of the acquiring fund. If yes, the Staff would like to know the percentage of each target fund we plan to sell, the estimated amount of any realized capital gains both in dollars and in a per share amount, and the estimated amount of brokerage commissions or transaction expenses both in dollars and in a per share amount.

R:

Form N-14 does not require specific disclosure regarding investments to be sold in connection with a merger. In addition, we believe it would be difficult to determine this information at the present time, given that the reorganization will not occur until several months after the date of the proxy statement/prospectus. As noted in the proxy statement/prospectus, all of the current investments of each Target Fund are permissible investments for Large Cap Fund. Nevertheless, if shareholders approve the Reorganizations, Strategic Advisers may reallocate assets, resulting in the purchase and sale of securities held by the funds, as part of repositioning the combined portfolios. Furthermore, we have described in general terms the impact of purchases and sales and the tax impact of the reorganizations. For these reasons, we believe our existing disclosure is sufficient.

2)

PRO FORMA FINANCIAL STATEMENTS - Notes to Pro Forma Combined Financial Statements

“The accompanying unaudited Pro Forma Combined Schedule of Investments and Statement of Assets and Liabilities reflect balances as of May 31, 2020 and the unaudited Pro Forma Combined Statement of Operations reflect results for the twelve months ended May 31, 2020, as if the merger had occurred on the first day of the year presented (June 1, 2019). The unaudited pro forma financial statements are presented to show the effect of the proposed merger of Strategic Advisers Core Fund, Strategic Advisers Growth Fund and Strategic Advisers Value Fund (the “Acquired Funds”) into Strategic Advisers Large Cap Fund, a new series of Fidelity Rutland Square Trust II (the “Acquiring Fund”), the accounting survivor.”

C:

The Staff notes that the first note to the pro forma financial statements states that the acquiring fund, which is a shell, is the accounting survivor. The Staff asserts that a shell is not typically the accounting survivor and requests we provide the analysis set forth in the North American Security Trust SEC No-Action Letter (“NAST Letter”) as soon as possible. The Staff also requests we explain why one of the target funds would not be a suitable accounting survivor.

R:

The notes to the Pro Forma Combined Financial Statements incorrectly stated that the Strategic Advisers Large Cap Fund is the accounting survivor. As discussed with the Staff, the accounting survivor is the Strategic Advisers Core Fund. We have amended disclosure in the N-14 to correct the misstatement.

NAST Analysis

In the NAST Letter, the Staff stated that, to determine the accounting survivor in a fund merger,

the attributes of the participating funds should be compared with those of the surviving fund to determine which of the participants the surviving fund will most closely resemble. The Staff set forth five factors that should be considered when making this comparison (the “NAST Factors”):

(1) investment objectives, policies and restrictions of the funds; (2) expense structures and expense ratios; (3) portfolio composition; (4) investment advisers; and (5) asset size.

With respect to the mergers of each of Strategic Advisers Core Fund, Strategic Advisers Growth Fund and Strategic Advisers Value Fund (collectively, the “Target Funds”) and Strategic Advisers Large Cap Fund (the “Surviving Fund” or “Acquiring Fund”), Strategic Advisers believes that consideration of the five NAST Factors would result in the Strategic Advisers Core Fund being the accounting survivor.

(1)

Investment Objectives, Policies and Restrictions of the Funds

The principle investment strategies of the Acquiring Fund are substantially the same as the Target

Funds, but are most closely correlated to the Strategic Advisers Core Fund, which does not pursue a growth or value objective, unlike Strategic Advisers Growth Fund and Strategic Advisers Value Fund, respectively. Like the Strategic Advisers Core Fund, the Acquiring Fund may invest in a combination of growth and value stocks.

(2)

Expense Structures and Expense Ratios

The Acquiring Fund management fee and expense structure is similar to all three Target Funds, with certain exceptions. Currently, Strategic Advisers LLC pays certain operating expenses for the Strategic Advisers Core Fund pursuant to an all-inclusive management contract. The Acquiring Fund will not have an all-inclusive management contract. In addition, the Acquiring Fund will have a lower maximum management fee rate than any of the Target Funds, and therefore is expected to have lower total annual operating expenses after fee waiver and/or expense reimbursement.

(3)

Portfolio Composition

The Target Funds and the Acquiring Fund have the same investment objective of seeking capital appreciation. All securities of the Target Funds are permissible in the Acquiring Fund.

(4)

Investment Advisers

The Target Funds and the Acquiring Fund have the same investment adviser, Strategic Advisers LLC.

The investment adviser may allocate assets among any number of sub-advisers or underlying funds and will continue to utilize the same strategy for allocating assets in the Acquiring Fund as is currently used for the Target Funds. The current portfolio manager and co-managers of the Target Funds will continue to manage the Acquiring Fund.

(5)

Asset Size: The table below compares the total assets for each Target Fund and the Acquiring Fund as of May 31, 2020:

Target Funds:
Strategic Advisers Core Fund $27B
Strategic Advisers Growth Fund $8.9B
Strategic Advisers Value Fund $8.7B
Acquiring Fund:
Strategic Advisers Large Cap Fund $0

We believe that, on balance, the NAST factors support the determination that Strategic Advisers Core Fund should be the accounting survivor, considering the totality of the merger transactions.

3)

PRO FORMA FINANCIAL STATEMENTS – Pro Forma Combined Investments

C:

The Staff requests we include language disclosing that all of the securities of the target funds comply with the compliance guidelines and/or investment restrictions of the acquiring fund.

R:

The proxy statement/prospectus contains the excerpted disclosure below for each respective proposal. We believe the existing language discloses the requested information.

All of the current investments of [Core Fund][Growth Fund][Value Fund] are permissible investments for Large Cap Fund.

4)

SYNOPSIS OF PROPOSALS – What are the reasons for the proposals?

“Based on annualized expense data for the period from June 1, 2019 through April 30, 2020, and assuming all proposals are approved and the merger had been in effect for a full year, for each Target Fund individually, the change in total expenses is expected to range from a decrease of 18 basis points (bp) to an increase of 2 bp. As substantially all managed account clients who own shares of one Target Fund hold shares of all three Target Funds, and in similar proportions, shareholders are expected to benefit from a projected decrease of 6 bp in total expenses when comparing Acquiring Fund total annual operating expenses to the weighted average expense ratio of the three Target Funds. The pro forma expenses and fee information presented below is based on data for the 12 months ended May 31, 2020, the funds’ fiscal year end.”

C:

The Staff requests we change the wording to “substantially all shareholders are expected to benefit.”

R:

We have revised the disclosure accordingly.

5)

SYNOPSIS OF PROPOSALS

C:

The Staff requests we add a separate Q&A with the question being “Will my expenses increase?” and the answer being that, if you’re in the Value Fund, your expenses are going to increase by 0.02%.

R:

We have included in the sentence below in the “What additional information can you provide on the projected expense changes for each fund?” Q&A, which discusses the expense impact of the mergers on the total annual operating expenses of each fund.

For shareholders who own shares of Value Fund only, total expenses are expected to increase by 0.02%.

6)

SYNOPSIS OF PROPOSALS - How do the funds’ investment objectives, strategies, policies, and limitations compare?

C:

The Staff requests we highlight the differences between the target funds and the acquiring fund.

R:

We believe that presenting the strategies side by side in a tabular format is a more effective way to highlight the differences between the funds and is consistent with Form N-14, Item 3(b).

7)

SYNOPSIS OF PROPOSALS - How do the funds’ fees and operating expenses compare, and what are the combined fund’s fees and operating expenses estimated to be following the Reorganizations?

“As shown below, the Reorganization is expected to result in lower total operating expenses for Core Fund and Growth Fund. As substantially all shareholders who own one Target Fund also own shares of all three Target Funds, and in similar proportions, the Reorganization is expected to result in lower total operating expenses for shareholders when comparing the combined weighted average expense of all three Target Funds to the total operating expenses of the combined Large Cap Fund.”

C:

In the first sentence above and elsewhere in the registration statement where it is included, the Staff requests we revise to state that the reorganization is expected to result in lower total operating expenses for Core Fund and Growth Fund and slightly higher total operating expenses for Value Fund.

R:

We have revised the disclosure accordingly.

8)

SYNOPSIS OF PROPOSALS - How do the funds’ fees and operating expenses compare, and what are the combined fund’s fees and operating expenses estimated to be following the Reorganizations?

C:  In the Annual Operating Expenses table, the Staff asserts that the column for combined weighted average expense is potentially misleading to shareholders and requests that we remove the column and add the information to footnote c.

R:

We have removed the “Combined Weighted Average Expense” column from the Annual Operating Expenses fee table and expense example. Because substantially all shareholders own all three funds together, we believe it would be misleading not to highlight the combined weighted average fee and expense information to shareholders. Therefore, we have included the comparison between the combined weighted average and the Acquiring Fund expenses in a table below the Annual Operating Expenses fee table to preserve the tabular presentation, which we believe is the most “simple and direct” way to present this information to shareholders, consistent with general instruction 1 to Part A of Form N-14. We have included the weighted average expense information in a footnote to the expense example because the format of the expense table is more conducive to being presented in a footnote, unlike the line items included in the fee table.